
RECD S.E.C.
JUL 1 2 2002
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.C.
JUL 1 2 2002
1086

Report of Foreign Issuer



Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

02045732

For the month of July 2002

Pechiney
(Translation of Registrant's Name Into English)

7, Place du Chancelier Adenauer
75218 Paris Cedex 16
France
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure: A press release dated July 10, 2002, announcing the consensus forecasts for Pechiney Group's results.

PADOCS01/143463.2

CRGH



Consensus forecasts for Pechiney's results

Paris, July 10. 2002 - A survey by Pechiney of 16 analysts following the stock has resulted in the following consensus forecasts for the company's Q2-02 results due out on July 25. 2002 and for the group's full year 2002 results.

€m	Q2 - 02			Q2 - 01	FY - 02			2001
	Low	Average	High	Hist.	Low	Average	High	Hist.
Earnings from Operations	94	**115**	135	142	436	**491**	589	549
Reported Net Income	33	**49**	65	73	153	**213**	275	233
Adjusted Net Income Per share	0.46	**0.69**	0.87	1.09	2.47	**3.05**	3.86	3.76

Adjusted Net Income per share is defined as Reported Net Income per share excluding Restructuring charges, Long-lived assets write-downs and Other (expense) income, all taken after tax. The above consensus is shown in French GAAP. Please also note that, in US GAAP, goodwill is no longer amortized from January 1. 2002.

Firms contributing to the consensus were ABN Amro, BMO Nesbit Burns, BNP-Paribas, CAI Cheuvreux, CDC IXIS Securities, CIC Securities, Detroyat Associés, Deutsche Bank, Dexia Securities, HSBC Securities, ING Financial Markets, Merrill Lynch, Morgan Stanley, Natexis Capital, Oddo Pinatton Equities and UBS Warburg.

Pechiney is an international group that is listed on the Paris and New York stock exchanges. Its two main sectors are aluminum and packaging. With a presence in 50 countries, Pechiney achieved sales of approximately 11 billion euros in 2001 with 34,500 employees.

Investor Relations Contacts:

Charles L. Ranunkel Tel: 33 1 56 28 25 07
Catherine Paupelin Tel: 33 1 56 28 25 08
Jérôme Gaudry Tel: 33 1 56 28 25 23
Fax 33 1 56 28 33 38

PECHINEY
7, place du Chancelier Adenauer
75116 Paris
e-mail: Pechiney-IR-Team@pechiney.com
Internet: http://www.pechiney.com

Press Contacts:

Chrystèle Ivins: Tel. : 33 1 56 28 24 18
chrystele.ivins@pechiney.com

Stephan Giraud: Tel. : 33 1 56 28 24 19
stephan.giraud@pechiney.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PECHINEY

Date: July 11, 2002

By: 

Name: Olivier Mallet
Title: Chief Financial Officer